Filed Pursuant to Rule 433

Dated September 11, 2023

Registration Statement Nos. 333-263539, 333-263539-01, 333-263539-02

Relating to Preliminary Prospectus Supplement dated September 11, 2023 and Prospectus dated March 14, 2022

CNH INDUSTRIAL CAPITAL LLC

$500 MILLION 5.500% NOTES DUE 2029

Issuer:	CNH Industrial Capital LLC
Guarantors:	CNH Industrial Capital America LLC and New Holland Credit Company, LLC
Expected Ratings (Moody’s / S&P / Fitch):*	Baa2 / BBB / BBB+
Form:	SEC Registered
Principal Amount:	$500 Million
Trade Date:	September 11, 2023
Settlement Date:	September 13, 2023 (T+2)
Maturity Date:	January 12, 2029
Interest Payment Dates:	January 12 and July 12, commencing January 12, 2024
Coupon:	5.500% per annum
Price to Public:	99.399% of the principal amount, plus accrued interest from September 13, 2023 if settlement occurs after that date
Net Proceeds to Issuer Before Expenses:	$493,995,000
Benchmark Treasury:	UST 4.375% due August 31, 2028
Spread to Benchmark Treasury:	+122 basis points
Benchmark Treasury Price and Yield:	99-26+; 4.414%
Yield to Maturity:	5.634%
Optional Redemption:	Make-whole call prior to December 12, 2028 based on U.S. Treasury +0.20% (20 basis points) or at par on or after December 12, 2028
Change of Control:	101%
Denominations:	$2,000 x $1,000
CUSIP / ISIN:	12592B AR5 / US12592BAR50
Joint Book-Running Managers:	RBC Capital Markets, LLC
J.P. Morgan Securities LLC
Santander US Capital Markets LLC
Wells Fargo Securities, LLC
Intesa Sanpaolo IMI Securities Corp.
NatWest Markets Securities Inc.
SG America Securities, LLC
UniCredit Capital Markets LLC

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and the offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the preliminary prospectus supplement if you request them by contacting: RBC Capital Markets, LLC toll-free at +1-866-375-6829 or by email at rbcnyfixedincomeprospectus@rbccm.com; J.P. Morgan Securities LLC collect at 1-212-834-4533; Santander US Capital Markets toll-free at 1-855-403-3636; and Wells Fargo Securities, LLC at 1-800-645-3751 or by email at wfscustomerservice@wellsfargo.com.